

TD Securities (USA) LLC

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

October 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36747

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __11/01/2024__ AND ENDING __10/31/2025__

                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TD Securities (USA) LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__One Vanderbilt Avenue__

                (No. and Street)

__New York__	__NY__	__10017__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jorge Ortiz__	__(212) 827-7000__	__Jorge.L.Ortiz@tdsecurities.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__

         (Name – if individual, state last, first, and middle name)

__One Manhattan West__	__New York__	__NY__	__10001__
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jorge Ortiz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TD Securities (USA) LLC _____, as of 10/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHAEL PADILLA
Registration #01PA0035139
Qualified in New York County
My Commission Expires
March 21, 2029

Signature: _____

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TD Securities (USA) LLC

Statement of Financial Condition

As of October 31, 2025

Contents

Facing Page and Oath Affirmation

Report of Independent Registered Public Accounting Firm...1

Statement of Financial Condition..2
Notes to Statement of Financial Condition..3



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Managing Board of Directors of TD Securities (USA) LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Securities (USA) LLC (the Company) as of October 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1989.

December 23, 2025

1

TD Securities (USA) LLC
Statement of Financial Condition
October 31, 2025

(In Thousands)

Assets

Cash and cash equivalents	$	855,176
Securities segregated under federal regulations		592,562
Collateralized financing agreements:		
Securities borrowed		15,140,435
Securities purchased under agreements to resell		52,844,570
Securities received as collateral, at fair value		5,755
Receivable from customers		2,481,945
Receivable from brokers, dealers and clearing organizations		634,954
Receivable from affiliates		2,397,673
Financial instruments owned, at fair value (includes securities pledged as collateral of 10,304,693)		17,056,132
Interest and dividends receivable		83,104
Fixed assets, at cost (net of accumulated depreciation and amortization of 95,146)		228,478
Other assets		630,674
Total assets	$	92,951,458

Liabilities and member's equity
Liabilities:

Loan from affiliate	$	12,100,000
Collateralized financing agreements:		
Securities loaned		2,867,108
Securities sold under agreements to repurchase		61,461,913
Obligation to return securities received as collateral, at fair value		5,755
Payable to customers		1,581,293
Payable to brokers, dealers and clearing organizations		2,259,101
Payable to affiliates		538,180
Financial instruments sold, but not yet purchased, at fair value		5,978,434
Interest and dividends payable		32,554
Accounts payable, accrued expenses and other liabilities		1,786,238
		88,610,576
Liabilities subordinated to claims of general creditors		1,385,000
Total liabilities		89,995,576
Member's equity		2,955,882
Total liabilities and member's equity	$	92,951,458

The accompanying notes are an integral part of the Statement of Financial Condition.

TD Securities (USA) LLC
Notes to Statement of Financial Condition

1. Organization

TD Securities (USA) LLC ("TDSU" or the "Company") is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). TDGUS is the top-tier intermediate holding company ("IHC") mandated by Dodd Frank, and the Company is a subsidiary within the IHC corporate structure. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Primary Dealer of the Federal Reserve Bank of New York.

TDSU acts as both a broker (i.e., agent) and a dealer (i.e., as principal) in the purchase and sale of U.S. and Canadian corporate debt, U.S. and Canadian government securities, mortgage-backed securities, equity and money market securities, listed futures, and equity options. TDSU also acts as principal and agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. Beginning in 2025, as a result of the ongoing migration of clients from an affiliate, TD Prime Services LLC, the company is engaged in providing prime brokerage services which includes financing and securities lending services.

The Company currently operates in one reportable business segment which represents principally all of the Company's capital markets activities. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to note 10, "Regulatory requirements," for additional information and disclosures. As the Company's operations constitute a single reportable segment, the CODM manages the business activities using information of the Company as a whole.

National Financial Services LLC, The Bank of New York Mellon, and Bank of America Merrill Lynch, U.S. broker-dealers, act as clearing agents for the Company's equity trading activities. Additionally, TDSU clears certain fixed income securities and futures through the Bank, The Bank of New York Mellon, National Financial Services LLC, Euroclear Plc, J.P. Morgan Securities LLC and Pershing LLC. The Company self-clears certain customer equity, option and fixed income business through its own accounts at the Depository Trust & Clearing Corporation ("DTCC"), National Securities Clearing Corporation ("NSCC") and Options Clearing Corporation ("OCC") facilities while utilizing foreign custodial relationships for clearance and custody of foreign securities.

1. Organization (continued)

On December 9, 2024, an affiliate of the Company, Cowen & Company, LLC ("Cowen"), merged its business and all associated assets into TDSU. The merger was accounted for as a transfer of a business between entities under common control, as addressed by ASC 805-50. Under such guidance, net assets of Cowen were assumed by TDSU at carrying value and all results presented within these financial statements have been retrospectively adjusted to include Cowen as of November 1, 2024.

TD Arranged Services LLC (formerly known as ATM Execution LLC), another affiliate of the Company, migrated its algorithmic trading business and associated assets into TDSU. The assets migrated into TDSU from TD Arranged Services LLC did not have a material impact on the Company's statement of financial condition.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which require management to make estimates and assumptions that affect the fair value of securities during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements*. Depending upon the nature of the asset or liability, the Company uses assumptions and the valuation techniques described below under the Fair Value Hierarchy heading when estimating an instrument's fair value in accordance with the accounting standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

ASC 820, *Fair Value Measurements,* establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

2. Summary of Significant Accounting Policies (continued)

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include debt and equity securities, exchange-traded instruments and derivative contracts that are traded in an active market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities, preferred stock and exchange-traded options with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

As of October 31, 2025, the determination for fair value for all level 3 securities held by the Company was based on prices from recent market transactions.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. As of October 31,2025 the balance consists of demand and term deposits at various deposit taking institutions which can be withdrawn without restriction. There is no restricted cash as of October 31, 2025.

Securities Segregated Under Federal Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate cash and/or securities in a special reserve bank account for the benefit of customers ("Customer Reserve Bank Accounts") and in special reserve bank accounts for brokers and dealers ("PAB Reserve Bank Accounts"). The amount included in securities segregated under

2. Summary of Significant Accounting Policies (continued)

federal regulations in the Statement of Financial Condition includes securities received in resale agreements comprised primarily of U.S. treasuries and approximates fair value. From a 15c3-3 (e)(1) valuation of reserve perspective, the Company in lieu of valuing the securities at the lessor of contract or market value can take a 2% reduction to the market value of the securities.

Collateralized Financing Agreements

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. Such transactions are collateralized by U.S. treasuries, government agencies and corporate bonds. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with market value in excess of the principal amount loaned. The market value of the securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed ("securities borrowing transactions") and securities loaned ("securities lending transactions") are collateralized financing arrangements that are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender of the securities. Securities loaned transactions require the counterparties to deposit cash or other collateral with the Company as lender of the securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for collateralized financing agreements. To the extent a portion of the receivable balance is not over collateralized, an estimate of the allowance for credit losses will be based only on the uncollateralized portion of the receivable balance. The allowance for credit losses was not material for the period presented. The Company receives collateral generally in an amount in excess of the market value of the securities loaned. As of October 31, 2025, the Company measured certain repurchase agreements at fair value.

2. Summary of Significant Accounting Policies (continued)

Securities Received as Collateral, at Fair Value and Obligation to Return Securities Received as Collateral, at Fair Value

The Company acts as lender in a securities lending transaction and may receive securities that can be pledged or sold as collateral instead of receiving cash. It recognizes an asset on the Statement of Financial Condition for the market value of those securities (Securities received as collateral, at fair value) and recognizes a liability for the same amount to recognize the obligation to return such collateral (Obligation to return securities received as collateral, at fair value).

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, but not yet Purchased, at Fair Value

Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value, arise as a result of the Company's trading activities as a dealer in various financial instruments. These instruments are recorded on a trade date basis. The financial instruments are carried at fair value in the Statement of Financial Condition. See note 9 for additional information on valuation of financial instruments owned and financial instruments sold, but not yet purchased. Securities pledged as collateral are presented on the Statement of Financial Condition on a trade date basis.

Receivable from and Payable to Customers

Receivable from customers consist primarily of securities not delivered by the Company to a purchaser by the settlement date (fails to deliver) and commissions receivable. Payable to customers primarily include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive) and commission management payables.

Also included are prime brokerage cash and margin accounts which are presented on a net basis by customer. Margin accounts are collateralized by customer securities and are carried at the amount receivable, net of allowance for credit losses (as applicable). Collateral is required to be maintained at a specified minimum level at all times. The Company monitors margin levels and requires clients to provide additional collateral or reduce margin positions to meet minimum collateral requirements if the fair value of collateral declines. The allowance for credit losses was not material for the period presented.

Due to their short-term nature, the amounts recognized for customers receivables and payables approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations consist primarily of securities not delivered by the Company to a purchaser by the settlement date (fails to deliver) and receivables from clearing brokers. Payables to brokers, dealers, and clearing organizations primarily include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), net payables arising from unsettled trades, and deposits held in proprietary accounts of brokers and dealers. Due to their short-term nature, such amounts recognized for brokers and dealers receivables and payables approximate fair value.

Net payables from unsettled trades also include the net mark to market gains or losses due from or due to others resulting from transactions in when issued and to be announced ("TBA") transactions. See note 4 for additional information on receivables from and payables to brokers, dealers and clearing organizations.

Receivables from and Payables to Affiliates and Loan from Affiliate

Loan from affiliate represents the amount drawn by the Company under its existing $16.0 billion unsecured revolving line of credit agreement with TDH. Other receivables and payables from/to affiliates consist primarily of amounts receivable for securities not delivered by the Company to affiliates by the settlement date (fails to deliver) and amounts payable for securities not received by the Company from affiliates by the settlement date (fails to receive), fees receivable for providing brokerage services to affiliates, amounts due and from affiliates for receiving and providing services under master service agreements, and amounts due to the Bank discussed under leasing activity below. See note 6 for additional information on related-party transactions.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed on a straight-line basis over estimated useful lives of five to ten years. Depreciation and amortization of computer equipment and software (including internally developed software) is computed on a straight-line basis over estimated useful lives of three to five years. Amortization of leasehold improvements is determined on a straight-line basis over the lesser of the economic useful lives of the improvements, currently 15 years, or the terms of the leases, whichever is shorter.

2. Summary of Significant Accounting Policies (continued)

Leasing Activity

The Company's lessee arrangements predominantly consist of operating leases of office space. The Company recognizes right-of-use ("ROU") assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Company's incremental borrowing rate.

The lease term includes renewal and termination options that the Company is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, and changes in the Company's assumptions or strategies relating to the exercise of purchase, extension, or termination options.

Some of the Company's operating leases include variable lease payments which are periodic adjustments of payments based on changes in factors such as tax rates imposed by taxing authorities, lessor cost of insurance or cost of maintenance. Management made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease for its real estate leases. As such, lease payments represent payments on both lease and non-lease components. All leases are recorded on the Statement of Financial Condition except leases with an initial term less than 12 months for which management made the short-term lease election and recognizes lease payments in net income on a straight line basis over the lease term. Operating lease ROU assets are recorded in Other assets while operating lease liabilities are included in Payable to affiliates and Accounts payable, accrued expenses and other liabilities.

Stock-Based Compensation

The Company participates in the Bank's share-based compensation plan and issues restricted stock units ("RSUs") awards to certain employees. Under the RSU plan, the participants are awarded share units equivalent to the Bank's common shares. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. The Bank uses equity derivative instruments to manage its non-trading equity price risk. In instances where the accrued liability for these units is denominated in Canadian dollars, it is subject to foreign currency exchange risk, which is managed along with other offsetting foreign currency exchange risk of the firm such that the overall risk is not material.

On the Statement of Financial Condition, the RSU awards are reported in Accounts payable, accrued expenses and other liabilities. The liability amounted to $610.0 million as of October 31, 2025.

2. Summary of Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the statement of financial condition date.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other post-retirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on current and past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other post-retirement benefits when incurred.

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

Income Taxes

The Company adopted ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, which reduced the cost and complexity related to accounting for income taxes. The

TD Securities (USA) LLC
Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

Company is a single member limited liability company that is disregarded for federal, state, and local income tax purposes. As a result, TDS does not calculate income taxes as a separate legal entity.

3. Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

Financial instruments owned and Financial Instruments sold, but not yet purchased as of October 31, 2025, consist of the following at fair value (In Thousands):

	Owned	Sold, not yet purchased
U.S. government bonds	$ 9,887,896	$ 4,823,320
U.S. corporate bonds	753,937	232,912
Mortgage-backed securities	2,579,964	-
Common stock, ETFs and units	3,501,686	615,927
Derivatives	1,373	-
Equity options	151,888	244,837
Warrants and rights	116,124	-
Preferred stock	63,264	61,438
Total	$ 17,056,132	$ 5,978,434

Financial instruments owned, pledged to creditors or clearing brokers, represent proprietary positions which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or re-pledge the securities to others, subject to certain limitations.

4. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations as of October 31, 2025, consist of the following (In Thousands):

	Receivable	Payable
Securities failed to deliver/receive - brokers & dealers	$ 32,391	$ 99,172
Other receivable from/payable to brokers, dealers & clearing orgs	602,563	2,159,929
	$ 634,954	$ 2,259,101

4. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations (continued)

The receivable from clearing brokers arises primarily from securities transactions executed for clients or the proprietary trades of the Company that have not yet settled. The Company may be exposed to settlement risk associated with these transactions in the event that its clearing agents or clients are unable to satisfy their contracted obligations. These positions settled subsequent to year-end without material adverse effects on the statement of financial condition.

5. Collateralized Financing Transactions

The Company enters into securities repurchase and reverse repurchase agreements and securities lending and borrowing transactions to meet counterparty needs, earn residual interest spreads, and obtain securities for settlement purposes. Under these transactions, the Company either receives or provides collateral, including U.S. government and agency securities, corporate bonds, equities, cash or other collateral. Under most agreements, the Company is permitted to sell or re-pledge securities received as collateral. As of October 31, 2025, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $70.3 billion, of which $40.3 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or re-pledged was $63.5 billion, of which $34.7 billion was received from affiliated companies.

The Company has ownership of various financial securities, virtually all of which can be pledged to collateralize repurchase agreements. Pledged assets that can be sold or re-pledged by the secured party are disclosed parenthetically in financial instruments owned, at fair value, on the Statement of Financial Condition.

Offsetting of Collateralized Financing Transactions

Substantially all securities repurchase and reverse repurchase agreements and securities lending and borrowing agreements are transacted under master repurchase agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. The Company offsets repurchase and reverse repurchase transactions with the same counterparty and securities borrowed and securities loaned agreements with the same counterparty on the Statement of Financial Condition when the transactions have the same explicit maturity date and enforceable netting terms are included in the master repurchase agreement.

5. Collateralized Financing Transactions (continued)

The tables below present the gross balances, amounts offset, and market value of financial instruments received or pledged.

(Amounts In Thousands)	Assets - October 31, 2025					
	Gross Assets	**Amounts Offset in Statement of Financial Condition**	**Net Amounts Reported in Statement of Financial Condition**	**Financial Instruments (Up to the Amount of the Related Receivable Balance)**	**Cash Collateral Received**	**Net Asset**
Receivables under reverse repurchase agreements	$ 58,221,510	(5,376,940)	52,844,570	(52,786,565)	(57,943)	62
Receivables under securities borrowed transactions	15,140,435	-	15,140,435	(14,931,132)	-	209,303
Total	**$ 73,361,945**	**(5,376,940)**	**67,985,005**	**(67,717,697)**	**(57,943)**	**209,365**

(Amounts in thousands)	Liabilities - October 31, 2025					
	Gross Liabilities	**Amounts Offset in Statement of Financial Condition**	**Net Amounts Reported in Statement of Financial Condition**	**Financial Instruments (Up to the Amount of the Related Payable Balance)**	**Cash Collateral Paid**	**Net Liability**
Payables under repurchase agreements	$ 66,838,853	(5,376,940)	61,461,913	(61,438,149)	(23,764)	-
Payables under securities loaned agreements	2,867,108	-	2,867,108	(2,803,675)	-	63,433
Total	**$ 69,705,961**	**(5,376,940)**	**64,329,021**	**(64,241,824)**	**(23,764)**	**63,433**

5. Collateralized Financing Transactions (continued)

The columns titled financial instruments represent the fair value of securities pledged and received under repurchase agreements or securities lending agreements. These amounts are not offset in the Statement of Financial Condition, but are shown as a reduction to the net amounts reported in the Statement of Financial Condition for the purpose of deriving a net asset or liability in the above table.

Payable under Repurchase Agreement and Securities Loaned Transactions Accounted for as Secured Borrowings

The tables below represent repurchase agreements and securities loaned by remaining term to maturity and class of collateral pledged as of October 31, 2025.

(Amounts In Thousands)	Overnight and continuous	30 days or less	Maturity After 30 through 90 days	After 90 days	Gross Contract Amount
Payables under repurchase agreements	$ 7,922,607	57,023,983	1,743,573	148,690	$ 66,838,853
Payables under securities loaned agreements	2,867,108	-	-	-	2,867,108
Total	$ 10,789,715	57,023,983	1,743,573	148,690	$ 69,705,961

Class of Collateral Pledged	Payable under repurchase agreements	Payable under securities loaned	Total
U.S. government and agencies	$ 48,984,464	49,857	$ 49,034,321
Municipals	1,761,780	-	1,761,780
Common stock	7,558,000	2,817,251	10,375,251
U.S. corporate bonds	8,534,609	-	8,534,609
Total	$ 66,838,853	2,867,108	$ 69,705,961

TD Securities (USA) LLC
Notes to Statement of Financial Condition

6. Related-Party Transactions

In the normal course of business, the Company enters into transactions with related parties.

Balances with related parties included in the statement of financial condition are as follows:

Assets

Cash and cash equivalents	$	9,527
Securities borrowed		7,587,278
Securities purchased under agreements to resell		7,653,156
Receivable from affiliates		2,397,673
Financial instruments owned, at fair value		4,648
Interest and dividends receivable		400
Total assets	$	17,652,682

Liabilities

Loan from affiliate	$	12,100,000
Securities loaned		1,167,401
Securities sold under agreements to repurchase		2,294,184
Financial instruments sold, but not yet purchased, at fair value		228
Payable to brokers, dealers, and clearing organizations		282,455
Payable to affiliates		538,180
Liabilities subordinated to claims of general creditors		1,385,000
Total liabilities	$	17,767,448

The Company maintains demand deposit bank accounts with affiliates. At October 31, 2025, the balances in these bank accounts totaled approximately $9.5 million, which is included in cash and cash equivalents on the Statement of Financial Condition.

In the normal course of business, the Company executes securities transactions with the Bank and its affiliates. As of October 31, 2025, the Company has approximately $282.5 million in net unsettled trades related to these trading activities, which are included in payable to brokers, dealers, and clearing organizations on the Statement of Financial Condition.

Receivable from and Payable to affiliates includes amounts receivable for securities not delivered by the Company to affiliates by the settlement date (fails to deliver) and amounts payable for securities not received by the Company from affiliates by the settlement date (fails to receive), respectively. Such amounts receivable and payable as of October 31, 2025 totaled $129 million and $79.5 million, respectively.

The Company also provides clearing services to and maintains margin and collateral from affiliates which is included in receivables from customers on the statement of financial condition. In the event that the Company and its affiliate have entered into a non-conforming subordination

6. Related-Party Transactions (continued)

agreement, such activity is included in Accounts payable, accrued expenses and other liabilities on the statement of financial condition.

During the year ended October 31, 2025, the Company entered into certain repurchase, resale and securities lending agreements with affiliates. The average maturity of these agreements is less than two weeks.

The Company has an existing $16.0 billion unsecured revolving line of credit agreement with TDH, of which $12.1 billion was drawn as of October 31, 2025. Loans drawn under the line of credit bear interest at the hourly effective federal funds rate. See note 8 for further detail relating to the Company's subordinated loans from TDH.

As of October 31, 2025, the Company has Receivable from affiliates and Payable to affiliates including lease liabilities of $252.5 million (refer to Note 13 leasing activity) and $672.8 million amounts owed and due under other Service Level Agreements ("SLA"s) not received or paid as of that date, which are included in Receivable from affiliates and Payable to affiliates, respectively.

7. Employee Benefits

The Bank has a noncontributory defined benefit pension plan (the "Pension Plan") which covers full-time employees of the Company and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is funded through a trust (the "Trust") established under the Pension Plan.

Funding of retirement costs for the Pension Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides post-retirement medical, dental and life insurance (the "Post-retirement Plan"), which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

The Company participates in the Pension Plan and the Post-retirement Plan (collectively the "Plans") with other Bank affiliates and amounts disclosed in this note is the Company's portion only unless otherwise disclosed.

7. Employee Benefits (continued)

The change in plan assets represents assets of the Plans and are for the benefit of employees of the Company (In Thousands):

Change in projected benefit obligation		Pension Benefit Plan	Post-Retirement Benefit Plan
Projected benefit obligation at beginning of year	$	43,739	7,090
Service cost		136	1
Interest cost		2,332	368
Actuarial gains		(778)	51
Benefits & expenses paid		(2,173)	(769)
Projected benefit obligation at end of year	$	43,256	6,741

Change in plan assets*		Pension Benefit Plan	Post-Retirement Benefit Plan
Fair value of plan assets at beginning of year	$	44,644	-
Actual return on plan assets		3,431	-
Employer contribution		-	-
Benefits/Expenses paid		(2,173)	-
Fair value of plan assets at end of year	$	45,902	-
Unfunded pension benefit plan liability			
	$	-	

Note that these balances are not included on the balance sheet.

Pension Plan assets as of October 31, 2025 were allocated among the members of the Plan in proportion to their projected benefit obligation as of October 31, 2025.

The assumptions used to calculate funded status as of October 31, 2025, are as follows:

	Weighted-Average Assumptions as of October 31, 2025	
	Pension Benefit Plan	Post-retirement Benefit Plan
Discount rate	5.54%	5.49%

In determining the expected long-term rate of return on plan assets, the Company considers the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premiums associated with other asset classes and the expectations of future returns over a 20-year time horizon on each asset class. The expected return for each asset class is then weighted based on the plan's target asset allocation.

TD Securities (USA) LLC
Notes to Statement of Financial Condition

7. Employee Benefits (continued)

The Pension Plan assets are held in a trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Pension Plan assets within the Trust are for the entire Pension Plan and consist of the following (dollars in thousands):

Asset Allocation	Percentage
Cash equivalents	0.46%
Mutual fund	99.54%
Total	100.00%

Qualified Plan Assets Measured at Fair Value

Asset Allocation	Level 1	Level 2	Level 3	Grand Total
Cash equivalents	211	-	-	211
Mutual fund	-	-	45,691	45,691
Total	211	-	45,691	45,902

Mutual funds are valued at the net asset value of shares held by the plan at year-end.

The strategic target of Pension Plan asset allocations for 2025 was as follows:

	Target Asset Allocation
Equity securities	0%
Debt securities	100%

The expected benefit payments of the Company are as follows (In Thousands):

Year Ending October 31:
2026	$ 2,238
2027	2,474
2028	2,699
2029	2,876
2030	2,993
Next five years	16,353

7. Employee Benefits (continued)

Effective January 1, 2009, the Company made the decision to freeze the Pension Plan for highly compensated employees, as defined by the Internal Revenue Service, based on the employees' fiscal 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during fiscal 2006 retirement choice period will continue to accrue benefits under the Pension Plan with a minimum guaranteed per month payable as a life annuity. In place of the Pension Plan, the Company's defined contribution 401(k) was enhanced, with the benefits, rights and features of the 401(k) plan remaining substantially the same.

Effective January 1, 2020, the Company changed how certain non-pension benefit programs will be delivered to existing and future retirees. Post-65 retirees shifted from group insurance coverage to individual Medicare Supplement plans plus a TD subsidized Health Reimbursement account to cover premium costs and help subsidize existing retiree out of pocket costs. Pre-65 retirees shifted to a flat rate TD subsidy with the option to elect the same medical plans available to active employees.

Retiree life insurance will not be available to anyone retiring after December 31, 2020. Also, TD has ended the subsidization of retiree health benefits for anyone retiring after December 31, 2024.

The defined contribution retirement plan (401(k) savings plan) of the Bank covers most of the employees of the Company and the Bank.

As discussed in note 2, the Company provides stock-based pay in the form of RSUs. As of October 31, 2025, the outstanding number of awards granted was 9.37 million shares and the outstanding liability was approximately $609.5 million.

8. Subordinated Borrowing

The Company owes TDH the following amounts pursuant to subordination agreements approved by FINRA:

Maturity	Rate	Amount
04/17/2027	1-month SOFR+ 1/8 of 1%	$300,000,000
05/31/2027	1-month SOFR+ 1/8 of 1%	250,000,000
05/31/2027	1-month SOFR+ 1/8 of 1%	500,000,000
09/24/2027	1-month SOFR+ 1/8 of 1%	300,000,000
09/30/2027	1-month SOFR+ 1/8 of 1%	35,000,000
	Total	**$1,385,000,000**

8. Subordinated Borrowing (continued)

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable to TDH pursuant to subordinated agreements is included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition and was immaterial as of October 31, 2025.

9. Fair Value Measurements

The following table presents at October 31, 2025 the level within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis *(*In Thousands*):*

Description	Total	Level 1	Level 2	Level 3
Total Assets				
Financial instruments owned, at fair value				
U.S. government bonds	$ 9,887,896	894,788	8,993,108	-
U.S. corporate bonds	753,937	-	753,902	35
Mortgage-backed securities	2,579,964	-	2,579,964	-
Common stock, ETFs and units	3,501,687	3,481,406	2,180	18,101
Currency swaps	1,373	-	1,373	-
Equity options	151,888	-	151,888	-
Warrants and rights	116,123	112,715	-	3,408
Preferred stock	63,264	1,505	61,759	-
	$ 17,056,132	4,490,414	12,544,174	21,544
Receivable from Brokers, Dealers, and Clearing Organizations				
Listed Futures	9,566	-	9,566	-
TBA Trades	2,514	-	2,514	-
When Issued Trades	2,290	-	2,290	-
	$ 14,370	-	14,370	-
Grand Total	$ 17,070,502	4,490,414	12,558,544	21,544

9. Fair Value Measurements (continued)

Description	Total	Level 1	Level 2	Level 3
Total Liabilities				
Financial Instruments sold, but not yet purchased, at fair value				
U.S. government bonds	$ 4,823,321	593,337	4,229,984	-
U.S. corporate bonds	232,911	-	232,911	-
Common stock, ETFs and units	615,927	615,927	-	-
Equity options	244,837	-	244,837	-
Preferred stock	61,438	497	60,941	-
	$ 5,978,434	1,209,761	4,768,673	-
Payable to Brokers, Dealers, and Clearing Organizations				
Listed Futures	$ 2,969	-	2,969	-
TBA Trades	8,839	-	8,839	-
When Issued Trades	1,631	-	1,631	-
	$ 13,439	-	13,439	-
Securities sold under agreements to repurchase	$ 7,558,000	-	7,558,000	-
Grand Total	$ 13,549,873	1,209,761	12,340,112	-

Other financial instruments are recorded by the Company at contract amounts, which approximate fair value and include cash (Level 1); receivables from and payables to customers, broker, dealers and clearing organizations (Level 2); receivables from and payables to affiliates (Level 2); and collateralized financing agreements (Level 2). These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

The fair market value for level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions, capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants are not readily observable and subject to

9. Fair Value Measurements (continued)

interpretation. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

The following table presents a roll forward of the amounts for the year ended October 31, 2025, for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

(Amounts in thousands)	Beginning balance*	Transfers in/(out)	Purchases	Sales	Realized/ unrealized gains/(losses)	Balance at October 31, 2025
Assets						
Common stock, ETFs and units	$ 8,493	77	15,278	(5,315)	(432)	18,101
U.S. corporate bonds	802	(1)	-	(46)	(720)	35
Warrants and rights	3,610	772	38	(1,588)	576	3,408
Totals	$ 12,905	848	15,316	(6,949)	(576)	21,544

Represents level 3 securities held by Cowen & Company, LLC as of November 1, 2024.

The Company recognizes all transfers and the related unrealized gain (loss) at the beginning of the reporting period. Transfers between level 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements or due to change in liquidity restrictions for investments. Net transfer into level 3 in 2025 was due primarily to previously used pricing inputs becoming unobservable or otherwise unapplicable.

10. Regulatory Requirements

As a registered broker-dealer and member of FINRA, TDSU is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1) and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,500,000 or 2% of aggregate debit items, plus an amount related to the overcollateralization on reverse repurchase agreements, as defined which was $1.6 million as of October 31, 2025.

At October 31, 2025, TDSU's net capital, as defined, was $1,513 million, which exceeded the minimum requirement under SEA Rule 15c3-1 by $1,395 million. The percentage of net capital to aggregate debit items was 26%.

10. Regulatory Requirements (continued)

In addition to SEA Rule 15c3-1, TDSU is subject to a minimum net capital requirement of $150 million mandated by the Federal Reserve Bank of New York because of TDSU's status as a Primary Dealer.

As of October 31, 2025, U.S. Treasury securities with a market value of approximately $463 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with SEA Rule 15c3-3. These securities are presented under Securities segregated under federal regulations within the Statement of Financial Condition.

Pursuant to SEA Rule 15c3-3, the Company is also required to compute a reserve requirement for proprietary accounts of broker-dealers ("PAB") in order to determine the amount it is required to deposit in PAB Reserve Bank Accounts. As of October 31, 2025, the Company had segregated U.S. Treasury securities with a market value of $117 million on deposit in PAB Reserve Bank Accounts. These securities are presented under Securities segregated under federal regulations within the Statement of Financial Condition.

11. Derivative Instruments

The Company trades and takes proprietary positions in listed futures and options, currency swaps and currency forwards. The Company uses these instruments for trading, as well as for asset and liability management. The Company manages its trading positions by employing various risk mitigation strategies, including diversification of risk exposures. The Company manages the market risk associated with its trading activities on an individual product basis.

Credit risk with respect to derivative instruments arises from the potential failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the derivative contracts reported as assets. The fair value of a derivative represents the amount at which the derivative could be exchanged in an orderly transaction between market participants.

As of October 31, 2025, the Company had the following exposures to derivative instruments outstanding (In Thousands):

| | Notional/Quantity | | Fair Value | |
	Long	Short	Asset	Liability
Futures	8,298	22,678	$ 9,566	$ 2,969
Options	373,455	464,962	151,947	244,896
Currency Swaps	535,799	-	1,373	-
Total	917,552	487,640	$ 162,886	$ 247,865

11. Derivative Instruments (continued)

Changes in the Fair value of these futures contracts are settled on a daily basis and recognized in receivable/payable to brokers, dealers and clearing organizations, in the Statement of Financial Condition.

12. Fixed Assets

Fixed Assets at October 31, 2025, consist of the following (In Thousands):

	Gross Assets	Accumulated Depreciation and Amortization	Net Assets
Property & equipment	$ 73,809	(29,249)	44,560
Leasehold improvements	194,521	(39,093)	155,428
Capitalized software	55,294	(26,804)	28,490
Total	$ 323,624	(95,146)	228,478

13. Leasing Activity

The Company leases office space from the Bank under non-cancelable operating leases that expire between 2026 and 2042, with provisions for renewal.

The information below provides a summary of the Company's leasing activities as a lessee at October 31, 2025 (In Thousands).

ROU assets	$ 430,198
Lease liabilities	$ 518,496

ROU assets are included in Other assets and Lease liabilities are included in Accounts payable, accrued expenses and Payable to affiliate in the Statement of Financial Condition.

13. Leasing Activity (continued)

The following table provides the future lease payments under operating leases as of October 31, 2025 (In Thousands).

2026	$	42,817
2027		47,303
2028		48,077
2029		46,700
2030		43,515
Thereafter		415,218
Total Lease Payments	$	643,630
Less: Interest		(125,134)
Present Value of Lease Liabilities		$518,496

As of October 31, 2025, the weighted average remaining lease term is 18 years and the weighted average incremental borrowing rate is 3.70%.

14. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for clients. These activities may expose the Company to risk in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

Contracts with off balance sheet exposure that meet the definition of a derivative are valued at fair value. The Company monitors its positions continuously to reduce the risk of future loss due to changes in the market value of its financial instruments or failure of counterparties to perform.

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's proprietary and customer financing and securities settlement activities require that it accept and pledge securities as collateral for secured financing, such as securities lending or repurchase transactions. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain

14. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

additional collateral when exposure to loss exists. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

In the event the counterparty is unable to meet its contractual obligation to return proprietary or customer securities, the Company may be exposed to the off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and in Canada on behalf of its clients and for its own account. At October 31, 2025, approximately $602.8 million of the balance shown as cash on the statement of financial position is held with Bank of New York, $232.3 million held at Bank of Montreal and $10.6 million held at Bank of America.

Securities sold not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the Statement of Financial Condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

15. Commitments and Contingencies

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, management determines whether a provision for losses is deemed necessary as of the balance sheet date. Such loss contingencies did not have a material impact on the statement of financial condition and are included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition. In the normal course of business, the Company enters into underwriting commitments. There are $300.8 million in open commitments as of October 31, 2025.

16. Guarantees

The Company is a member of a central counterparty clearing house ("CCP") and a customer of several organizations that clear and settle securities. In the normal course of business, certain activities of the Company involve the settlement of transactions with counterparties through these entities. These activities may expose the Company to risk in the event a counterparty is unable to fulfill its contractual obligation. Pursuant to the clearing and membership agreements, the Company has agreed to indemnify these entities for losses that they may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Associated with its CCP membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. Under the terms of the membership agreement, the Company posts collateral in the form of cash or securities relating to this requirement. In general, the Company's guarantee obligations would arise only if the CCP had previously exhausted its resources.

As of October 31, 2025, there were no amounts to be indemnified to these entities pursuant to these agreements, and the Company believes that any potential requirement to make payments under these agreements is remote.

17. Subsequent Events

The Company is required by accounting literature (ASC 855, Subsequent Events) to evaluate whether events occurring after the Statement of Financial Condition date but before the date the Statement of Financial Condition is available to be issued require accounting as of the balance sheet date or disclosure in the Statement of Financial Condition. The Company has evaluated all subsequent events through December 23, 2025 and determined that no such events have occurred.